Exhibit 12

AIRGAS, INC.

COMPUTATION OF FINANCIAL RATIOS

(In thousands, except ratios)

Ratio of Earnings to Fixed Charges	2007	2008	2009	2010	2011
EARNINGS COMPUTATION:
Add:
Pretax income from continuing operations before equity earnings and minority interest	$257,144	$370,762	$429,353	$314,100	$406,123
Fixed charges	106,727	143,738	133,847	107,843	98,542

	363,871	514,500	563,200	421,943	504,665

Subtract:
Preferred dividend requirements of consolidated affiliate	(4,589)	(1,147)	—	—	—
Capitalized interest	(502)	(1,647)	(3,400)	(2,873)	(2,336)

Earnings for purposes of computation	$358,780	$511,706	$559,800	$419,070	$502,329

FIXED CHARGES COMPUTATION:
Interest (1)	$76,227	$110,888	$101,279	$74,312	$65,055
Estimate of the interest component of rent expense	25,911	31,703	32,568	33,531	33,487
Preferred dividend requirements of consolidated affiliates (2)	4,589	1,147	—	—	—

Fixed charges for purposes of computation	$106,727	$143,738	$133,847	$107,843	$98,542

RATIO OF EARNINGS TO FIXED CHARGES	3.36X	3.56X	4.18X	3.89X	5.10X

(1)	Includes interest expense, capitalized interest, amortization of capitalized financing costs and discount on trade receivable securitization.
(2)	Preferred stock of National Welders was converted to Airgas common stock on July 3, 2007.